UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. )*

Skillsoft Corp.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

17143G106
(CUSIP Number)

MIH Learning B.V.
Symphony Offices
Gustav Mahlerplein 5
1082 MS Amsterdam
048624
Attn: Wayne Benn
+852 2202 5789

with a copy to:

O. Keith Hallam III, Esq.
Cravath, Swaine & Moore LLP
825 8th Avenue
New York, New York 10019
+1 (212) 474 – 1000 (Tel)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 14, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17143G106

1	NAMES OF REPORTING PERSONS
MIH Learning B.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
66,666,667 Class A common stock*

	9	SOLE DISPOSITIVE POWER
0*

	10	SHARED DISPOSITIVE POWER
66,666,667 Class A common stock*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
66,666,667 Class A common stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
See Items 3, 5 and 6 of this Statement on Schedule 13D.  The Reporting Person beneficially owns 66,666,667 shares of Class A common stock, par value $0.0001 per share, of the Issuer (the “Shares”). The number of shares of Class A common stock beneficially owned by the Reporting Person includes the number of shares of Class A common stock underlying the warrants (the “Warrants”) issued to MIH Learning B.V. (“MIH Learning”) in connection with the PIPE Investment (as defined below). The Warrants will become exercisable 30 days after completion of the Skillsoft Merger (as defined below), provided that there is an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), covering the issuance of the shares of Class A common stock issuable upon exercise of the Warrants and a current prospectus relating to such shares. The Warrants shall be exercisable for 16,666,667 shares of Class A common stock.

**
The percentage ownership is based on an aggregate of 133,059,021 shares of Class A common stock of the Issuer outstanding as of June 11, 2021, upon consummation of the PIPE Investment, the Skillsoft Merger, the Global Knowledge Merger and the related transactions (each as defined herein).

CUSIP No. 17143G106

1	NAMES OF REPORTING PERSONS
Prosus N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
66,666,667 Class A common stock*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
66,666,667 Class A common stock*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
66,666,667 Class A common stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
See Items 3, 5 and 6 of this Statement on Schedule 13D.  The Reporting Person beneficially owns 66,666,667 shares of Class A common stock, par value $0.0001 per share, of the Issuer. The number of shares of Class A common stock beneficially owned by the Reporting Person includes the number of shares of Class A common stock issuable upon the exercise of the Warrants. The Warrants will become exercisable 30 days after completion of the Skillsoft Merger, provided that there is an effective registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the Warrants and a current prospectus relating to such shares. The Warrants shall be exercisable for 16,666,667 shares of Class A common stock.

**
The percentage ownership is based on an aggregate of 133,059,021 shares of Class A common stock of the Issuer outstanding as of June 11, 2021, upon consummation of the PIPE Investment, the Skillsoft Merger, the Global Knowledge Merger and the related transactions.

CUSIP No. 17143G106

1	NAMES OF REPORTING PERSONS
Naspers Limited*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0**

	8	SHARED VOTING POWER
66,666,667 Class A common stock**

	9	SOLE DISPOSITIVE POWER
0 Class A common stock**

	10	SHARED DISPOSITIVE POWER
66,666,667 Class A common stock**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
66,666,667 Class A common stock**

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.5%***

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Two South African entities, Naspers Beleggings (RF) Beperk (“Nasbel”) and Keeromstraat 30 Beleggings (RF) Beperk (“Keerom”), the sole remit of which is to protect the continued independence of Naspers, hold ordinary shares of Naspers that respectively represent approximately 33.92% and 21.20% of the voting rights in respect of all Naspers shares. Each of Nasbel and Keerom disclaims beneficial ownership of all shares of Class A common stock owned by the Reporting Persons. See Item 2 of this Statement on Schedule 13D.

**
See Items 3, 5 and 6 of this Statement on Schedule 13D.  The Reporting Person beneficially owns 66,666,667 shares of Class A common stock, par value $0.0001 per share, of the Issuer. The number of shares of Class A common stock beneficially owned by the Reporting Person includes the number of shares of Class A common stock issuable upon the exercise of the Warrants. The Warrants will become exercisable 30 days after completion of the Skillsoft Merger, provided that there is an effective registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the Warrants and a current prospectus relating to such shares. The Warrants shall be exercisable for 16,666,667 shares of Class A common stock.

***
The percentage ownership is based on an aggregate of 133,059,021  shares of Class A common stock of the Issuer outstanding as of June 11, 2021, upon consummation of the PIPE Investment, the Skillsoft Merger, the Global Knowledge Merger and the related transactions.

CUSIP No. 17143G106

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Statement on Schedule 13D relates is the Class A common stock, par value $0.0001 per share (the “Class A common stock”), of Skillsoft Corp., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 300 Innovative Way, Suite 201, Nashua, New Hampshire, 03062.

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c) This statement is being filed jointly by MIH Learning B.V., a limited liability company organized under the laws of the Netherlands (“MIH Learning”), Prosus N.V., a limited liability company incorporated under the laws of the Netherlands (“Prosus”), and Naspers Limited, a limited liability company organized under the laws of the Republic of South Africa (“Naspers” and, together with MIH Learning and Prosus, the “Reporting Persons”).

MIH Learning is a wholly-owned subsidiary of NNV Holdings B.V., a private limited liability company organized under the laws of the Netherlands (“NNV Holdings”). NNV Holdings is a wholly-owned subsidiary of MIH e-commerce Holdings B.V., a private limited liability company organized under the laws of the Netherlands, which is a wholly owned subsidiary of MIH Internet Holdings B.V., a private limited liability company organized under the laws of the Netherlands, which is a wholly owned subsidiary of Prosus. Prosus is listed on the Euronext Amsterdam. Naspers owns 73.2% of the voting rights in Prosus.  Naspers is listed on the Johannesburg Stock Exchange. Naspers, Prosus, the aforementioned wholly-owned subsidiaries of Prosus and MIH Learning are collectively referred to herein as the “Naspers Entities”.

Naspers has a differentiated voting structure involving two South African entities, Naspers Beleggings (RF) Beperk (“Nasbel”) and Keeromstraat 30 Beleggings (RF) Beperk (“Keerom”), the sole remit of which is to protect the continued independence of Naspers. Nasbel, 49% of the shares of which are indirectly held by Naspers via Heemstede Beleggings Proprietary Limited, and Keerom hold ordinary shares of Naspers that respectively represent approximately 33.92% and 21.20% of the voting rights in respect of all Naspers shares.

Nasbel and Keerom exercise their voting rights in consultation with one another in terms of a voting pool agreement. If they vote together, then they can vote the majority of the voting rights in Naspers, including in respect of any takeover offer. Under the voting pool agreement, if Nasbel and Keerom cannot agree on how to vote, then they can vote as they wish, but they are required to vote: (i) against resolutions that are material to the Naspers group and its businesses, including resolutions that would materially change the control, directorate or senior management of Naspers or the nature, scope or size of Naspers’s businesses; and (ii) in favour of all resolutions proposed at general meetings of Naspers, which are proposed by the Naspers board and are required to be passed by the Naspers shareholders and affect the conduct of the Naspers group’s business, including special resolutions not covered by (i) and resolutions that affect Naspers’s share capital and are required to be passed pursuant to the South African Companies Act, the JSE Listings Requirements and/or the rules of the South African Takeover Regulation Panel. The Reporting Persons may be deemed to beneficially own all of the shares of Class A common stock held by the Reporting Persons. Each of Nasbel and Keerom disclaim beneficial ownership of all shares of Class A common stock owned by the Reporting Persons.

The name, state or other place of organization and address of the principal office of each of the Reporting Persons and the other Naspers Entities are set forth on Schedule A attached hereto and are incorporated herein by reference. The Reporting Persons are a global consumer internet group operating across a variety of platforms and geographies, and are also one of the largest technology investors in the world.

The name, citizenship, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such present principal occupation or employment is conducted, of each director and executive officer of the Naspers Entities (collectively referred to herein as the “Directors and Officers”) are set forth on Schedule B attached hereto and incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Directors and Officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Directors and Officers, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Schedule B hereto for the citizenship of the Directors and Officers.

CUSIP No. 17143G106

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As a result of (i) the closing (the “Closing”) of the PIPE Investment (as defined below) by MIH Learning on June 11, 2021, pursuant to the Subscription Agreement (the “Subscription Agreement”), dated October 12, 2020, by and among the Issuer, Churchill Sponsor II LLC (the “Sponsor”) and MIH Edtech Investments B.V. (formerly known as MIH Ventures B.V.) (“MIH Edtech Investments”) and (ii) the assignment of its rights and obligations under the Subscription Agreement by MIH Edtech Investments to MIH Learning on February 16, 2021, the Reporting Persons became the beneficial owners of, in aggregate, 66,666,667 shares of Class A common stock of the Issuer (the “Shares”), including 16,666,667 shares underlying the Warrants. The consideration for the Shares consisted of $10.00 per share of Class A common stock (excluding the Warrants), for an aggregate purchase price of $500,000,000. The source of the consideration paid by the Reporting Persons for the Shares was cash on hand.

ITEM 4. PURPOSE OF TRANSACTION

On October 12, 2020, the Issuer entered into an Agreement and Plan of Merger (as it may be amended and/or restated from time to time, the “Skillsoft Merger Agreement”) with Software Luxembourg Holding S.A., a public limited liability company (société anonyme), incorporated and organized under the laws of the Grand Duchy of Luxembourg (“Skillsoft”), pursuant to which, Skillsoft merged with and into the Issuer, Skillsoft ceased to exist and Skillsoft’s subsidiaries became subsidiaries of Issuer (the “Skillsoft Merger”). Concurrently with its entry into the Skillsoft Merger Agreement, the Issuer also entered into an Agreement and Plan of Merger with Magnet Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer, and Albert DE Holdings Inc., a Delaware corporation (the “Global Knowledge Merger Agreement”) for the acquisition of Albert DE Holdings Inc. (“Global Knowledge”) (the “Global Knowledge Merger”), which acquisition was conditioned upon, among other things, the consummation of the Skillsoft Merger. The transactions contemplated by the Skillsoft Merger Agreement and the Global Knowledge Merger Agreement were consummated on June 11, 2021.

In connection with the execution of the Skillsoft Merger Agreement and the Global Knowledge Merger Agreement, MIH Edtech Investments entered into the Subscription Agreement with the Issuer. The investments in Skillsoft by the Naspers Entities was made for the purposes of furthering Skillsoft’s organic and strategic initiatives.

Subject to and in compliance with the agreements described in Item 6 of this Schedule 13D, the Reporting Persons will routinely monitor and review a wide variety of considerations with respect to the Issuer, including, without limitation, the Issuer’s operations, assets, prospects and business development, its management and board of directors, its capital structure, its competitive position and strategic matters and general economic, financial market and industry conditions, and will also routinely monitor and review potential responses on the part of the Issuer to such considerations, including, without limitation, potential investment opportunities and strategies and potential strategic transactions.  The Reporting Persons have discussed, and expect to continue to discuss, any or all of these matters with representatives of the Issuer’s management or the Issuer’s Board, with other shareholders of the Issuer and with other interested third parties.  The Reporting Persons may, as a result of this monitoring, review and discussions, acquire additional securities of the Issuer, sell securities of the Issuer or make proposals to the Issuer or other shareholders of the Issuer concerning the composition of the Issuer’s Board, potential strategic transactions involving the Issuer or purchases or sales of securities of the Issuer.  In addition, the Reporting Persons may respond to proposals from other shareholders of the Issuer or third parties concerning potential strategic transactions involving the Issuer. As discussed further in Item 6, the Reporting Persons also have certain board nomination and governance rights with respect to the Issuer.

The responses set forth in Items 3 and 6 of this Statement on Schedule 13D are incorporated by reference in their entirety into this Item 4.

Except as described in this Schedule 13D, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, the persons listed in Schedule A or B, have any present plans or proposals which relate to or would result in any of the matters referred to in Items 4(a) through 4(j) of Schedule 13D promulgated under the Securities Exchange Act of 1934 (as amended, the “Act”). However, the Reporting Persons reserve the right to change their plans at any time, as they deem appropriate, in light of the foregoing considerations, discussions and other factors.

CUSIP No. 17143G106

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)
See Items 7 through 13 on the cover pages to this Statement on Schedule 13D, which are incorporated by reference in their entirety into this Item 5(a).  MIH Learning is the holder of record of the Class A common stock.  Each of the Naspers Entities may be considered to beneficially own in aggregate 66,666,667 Class A common stock, representing 44.5% of the Issuer’s Class A common stock, in each case including the 16,666,667 Class A common stock issuable upon exercise of the Warrants, by virtue of their direct and indirect ownership of all (except for Naspers), of the equity and voting power in MIH Learning, and in the case of Naspers, by its direct ownership of approximately 73.2% of the equity and voting power in Prosus. The Class A common stock beneficially owned by the Reporting Persons comprise approximately 44.5% of the Class A common stock of the Issuer, which is comprised solely of Class A common stock. The percentage of Class A common stock beneficially owned is based upon 133,059,021 Class A common stock of the Issuer outstanding as of June 11, 2021, upon consummation of the PIPE Investment, the Skillsoft Merger, the Global Knowledge Merger and the related transactions and includes the 16,666,667 Class A common stock issuable upon exercise of the Warrants, and excludes all shares issuable upon the exercise of (i) the public warrants, (ii) the private placement warrants and (iii) the Global Knowledge Warrants.

(b)
As of the date hereof, and as a result of the Reporting Persons’ beneficial ownership, in aggregate, of 66,666,667 Class A common stock, the Reporting Persons are deemed to beneficially own, in aggregate, by reason of the provisions of Rule 13d-3 under the Act, 66,666,667 Class A common stock. The number of Class A common stock as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth in Items 7 through 13 on the cover pages to this Statement on Schedule 13D, which are incorporated by reference in their entirety into this Item 5(b).  See Item 2 of this Statement on Schedule 13D for information on the Naspers Entities.

(c)
The response set forth in Items 3 and 6 of this Statement on Schedule 13D are incorporated by reference in their entirety into this Item 5(c). Other than as described in Items 3 and 6 of this Schedule 13D, none of the Reporting Persons has effected any transaction in shares of Class A common stock during the past 60 days.

(d)	MIH Learning is currently the only person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A common stock.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Issuer, MIH Learning and, solely with respect to Section 12 and Section 19 thereof, the Sponsor are parties to the Subscription Agreement. A copy of the Subscription Agreement is attached to this Statement on Schedule 13D as Exhibit 99.1 hereto and the Subscription Agreement is incorporated in its entirety into this Item 6. In connection with the Subscription Agreement, MIH Edtech Investments and the Issuer entered into a Strategic Support Agreement, dated as of October 12, 2020 (the “Strategic Support Agreement”), a copy of which is attached to this Statement on Schedule 13D as Exhibit 99.2 hereto and is incorporated in its entirety into this Item 6. In connection with the Subscription Agreement, the Issuer and MIH Learning entered into a joinder, dated June 11, 2021 (the “Registration Rights Agreement Joinder”) to the Amended and Restated Registration Rights Agreement, dated October 12, 2020, by and among the Issuer, Skillsoft, the Sponsor and certain stockholders of the Issuer (as amended, the “Registration Rights Agreement”, and, together with the Subscription Agreement, the Strategic Support Agreement and the Registration Rights Agreement Joinder, the “Agreements”), pursuant to which Skillsoft and such stockholders have certain rights and obligations. The Registration Rights Agreement Joinder and the Registration Rights Agreement are attached to this Statement on Schedule 13D as Exhibit 99.3 and Exhibit 99.4, respectively, hereto and are incorporated in their entirety into this Item 6.

The Agreements have been included to provide investors with information regarding their terms. It is not intended to provide any other factual information about the Reporting Persons, the Issuer or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Agreements were made only for purposes thereof and as of specific dates, were solely for the benefit of the parties thereto, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Agreements and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Agreements, which subsequent information may or may not be fully reflected in the Issuer’s public disclosures.

CUSIP No. 17143G106

Subscription Agreement

MIH Edtech Investments entered into the Subscription Agreement with the Issuer and the Sponsor, and MIH Edtech Investments subsequently assigned all of the rights, title and interest in and to, and obligations under, the Subscription Agreement to MIH Learning and MIH Learning accepted such assignment and assumed from MIH Edtech Investments all of MIH Edtech Investments’ duties, liabilities and obligations under the Subscription Agreement pursuant to an Assignment and Assumption Agreement, dated February 16, 2021, by and between MIH Edtech Investments and MIH Learning (the “Assignment and Assumption Agreement”). Pursuant to the Subscription Agreement, MIH Edtech Investments agreed to subscribe for 10,000,000 newly-issued shares of Class A common stock, at a purchase price of $10.00 per share (the “First Step Investment”), and the Issuer granted MIH Edtech Investments a 30-day option (the “Option”) to subscribe for up to the lesser of (i) an additional 40,000,000 newly-issued shares of Class A common stock, at a purchase price of $10.00 per share or (ii) such additional number of shares that would result in MIH Edtech Investments beneficially owning shares of Class A common stock representing 35% of the issued and outstanding shares of Class A common stock on a fully-diluted and as-converted basis (excluding any Warrants owned by MIH Edtech Investments) immediately following the consummation of the Skillsoft Merger (the “Maximum Ownership Amount”) (the “Second Step Investment”, and together with the First Step Investment, the “PIPE Investment”). In addition, the Issuer and MIH Edtech Investments also agreed that following the consummation of the Skillsoft Merger, to the extent that following the Second Step Investment MIH Edtech Investments beneficially owned less than the Maximum Ownership Amount, MIH Edtech Investments would have the concurrent right (the “Top-Up Right”) to purchase a number of additional shares of Class A common stock, at $10.00 per share, that would result in MIH Edtech Investments maintaining beneficial ownership of at least, but no more than, the Maximum Ownership Amount.

Terms used under the heading “Subscription Agreement” but not defined shall have the meaning ascribed to such terms in the Subscription Agreement attached to this Statement on Schedule 13D as Exhibit 99.1 hereto .

On November 10, 2020, MIH Edtech Investments exercised the Option to subscribe for an additional 40,000,000 shares of Class A common stock in the Second Step Investment (or such number of shares as may be reduced pursuant to the Subscription Agreement).  The PIPE Investment was consummated on June 11, 2021, and MIH Learning subscribed for and purchased an aggregate of 50,000,000 shares of Class A common stock.

Lock-Up

The Subscription Agreement provides that, subject to certain exceptions described therein, MIH Learning will not sell, offer or contract to sell, pledge, lend or otherwise transfer or dispose of, directly or indirectly, any Class A common stock subscribed for and purchased in the PIPE Investment during the period commencing on the date of the First Step Investment Closing Date, which occurred concurrently with the closing of the Second Step Investment on June 11, 2021, and continuing until the earlier of (i) one year after the completion of the Skillsoft Merger, and (ii) (a) the date on which the Issuer consummates a liquidation, merger, stock exchange, reorganization or other similar transaction after the Skillsoft Merger that results in all of the Issuer’s public stockholders having the right to exchange their shares of Issuer common stock for cash, securities or other property or (b) the date on which the closing price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the First Step Investment Closing Date .

Anti-Dilution Right

Following the Closing and subject to certain conditions described in the Subscription Agreement, if the Issuer intends to issue any new equity securities or securities convertible or exchangeable for Class A common stock (collectively, “New Securities”) to any person, then at least 15 business days prior to the issuance of such New Securities, the Issuer must deliver to MIH Learning an offer (the “Offer”) to issue New Securities to MIH Learning for cash in an aggregate amount, on a pro forma basis after giving effect to the issuance of the New Securities, that would result in MIH Learning maintaining beneficial ownership of at least the percentage of the issued and outstanding Class A common stock that it beneficially owns immediately prior to the issuance of such New Securities on a fully-diluted and as-converted basis, but, solely during the Standstill Period (as defined below), not to the extent such issuance would result in MIH Learning having beneficial ownership of more than 35% of the issued and outstanding Class A common stock on a fully-diluted and as-converted basis. The Issuer is only obligated to make the Offer if, immediately prior to the issuance of such New Securities, MIH Learning owns 15% or more of the issued and outstanding shares of Class A common stock on a fully-diluted and as-converted basis. However, following the Closing, if the Issuer intends to issue new equity securities which would result in MIH Learning having beneficial ownership of less than 10% of the issued and outstanding shares of Class A common stock on a fully-diluted and as-converted basis, the Issuer shall deliver to MIH Learning an offer to issue such issuance of new equity securities to MIH Learning in an aggregate amount, on a pro forma basis giving effect to such equity securities, that would result in MIH Learning maintaining beneficial ownership of at least 10% of the issued and outstanding shares of Class A common stock on a fully-diluted and as-converted basis.

CUSIP No. 17143G106

MIH Learning will have 15 business days from the date of its delivery to accept the Offer. If MIH Learning elects not to purchase New Securities pursuant to the terms of the Offer, the Issuer may sell the New Securities on terms and conditions that are no more favorable in the aggregate to the applicable purchaser than those set forth in the Offer.

Further, the Issuer has agreed to not adopt any stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan unless MIH Learning is grandfathered into such agreement.

Standstill

MIH Learning has agreed that during the Standstill Period, without the prior written consent of the Issuer, MIH Learning will not, nor will it cause or permit any of its affiliates to, among other things, acquire ownership or beneficial ownership of any securities or right to acquire securities of the Issuer that would result in MIH Learning beneficially owning more than 35% of the issued and outstanding Class A common stock on a fully-diluted and as-converted basis, solicit proxies or publicly seek or encourage any offer or proposal for a merger or similar transaction involving the Issuer. The “Standstill Period” will last until the earlier of (i) the third anniversary of the First Step Investment Closing Date and (ii) the occurrence of, among other things, (a) an acquisition by any person or group, other than by MIH Learning, of securities representing 50% or more of the then outstanding voting securities of the Issuer or any of its subsidiaries, (b) any merger or similar transaction involving the Issuer or any of its subsidiaries, (c) a sale, transfer, disposition or similar transaction of all or a majority of the consolidated assets of the Issuer and its subsidiaries, or (d) the closing price of the Class A common stock falling below $5.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 day trading days within any 30-trading day period.

The Issuer has agreed that, if the exercise of Warrants, if any, would result in MIH Learning beneficially owning more than 35% of the issued and outstanding Class A common stock on a fully-diluted and as-converted basis, at MIH Learning’s request, the Issuer will use reasonable best efforts to facilitate MIH Learning’s prompt sale, transfer or disposal of such number of Warrants (if exercised) or such number of Warrant Shares (following exercise) that would result in MIH Learning exceeding such threshold.

Board Nomination Rights

Pursuant to the Subscription Agreement, in connection with MIH Edtech Investments’ exercise of the Option and concurrently with the Second Step Investment Closing, MIH Learning has the right to designate or nominate a number of directors (the “MIH Learning Designees”) to the Issuer’s board of directors (the “Issuer’s Board”) in proportion to its beneficial ownership of the Class A common stock; provided that, if (i) MIH Learning’s ownership percentage of the aggregate outstanding shares of Class A common stock is at least 20%, MIH Learning will have the right to designate or nominate no less than two designees to the Issuer’s Board; (ii) MIH Learning’s ownership percentage of the aggregate outstanding shares of Class A common stock is at least 10%, MIH Learning will have the right to designate or nominate no less than one designee to the Issuer’s Board; and (iii) MIH Learning’s ownership percentage of the aggregate outstanding shares of Class A common stock is less than 5%, MIH Learning will not have any director nomination right. In the event of the death, disability, resignation or removal of a MIH Learning Designee, MIH Learning would be entitled to cause the Issuer to designate a new MIH Learning Designee and, subject to applicable law and the terms of the Subscription Agreement, the Issuer must take all necessary action to cause the Issuer’s Board to fill such vacancy with the new MIH Learning Designee. Further, the Issuer has agreed not to decrease the size of the Issuer’s Board without the consent of MIH Learning if such decrease would require the resignation of a MIH Learning Designee.

Warrants

Pursuant to the Subscription Agreement, the Issuer issued to MIH Learning warrants to purchase a number of shares of Class A common stock equal to one-third of the number of shares of Class A common stock purchased by MIH Learning in the PIPE Investment (the “Warrants”), for an aggregate of 16,666,667 shares. The Warrants will become exercisable 30 days after completion of the Skillsoft Merger, provided that there is an effective registration statement under the Securities Act covering the issuance of the shares of Class A common stock issuable upon exercise of the Warrants and a current prospectus relating to such shares. The Warrants have terms substantively identical to those included in the units offered in the Issuer’s IPO.

CUSIP No. 17143G106

Strategic Support Agreement

In connection with the execution of the Subscription Agreement, MIH Edtech Investments entered into the Strategic Support Agreement with the Issuer, and MIH Edtech Investments subsequently assigned all of the rights, title and interest in and to, and obligations under, the Strategic Support Agreement to MIH Learning and MIH Learning accepted such assignment and assumed from MIH Edtech Investments all of MIH Edtech Investments’ duties, liabilities and obligations under the Strategic Support Agreement pursuant to the Assignment and Assumption Agreement. Pursuant to the Strategic Support Agreement, MIH Edtech Investments agreed to provide certain business development and investor relations support services (the “Services”) in the event it exercises the Option and beneficially owns at least 20% of the outstanding Class A common stock following Closing on a fully-diluted and as-converted basis. In addition, upon the consummation of the Second Step Investment Closing, MIH Learning will nominate an individual to serve as the chairman of the Issuer’s Board, subject to customary approval by the Issuer’s nominating and corporate governance committee. The Services shall be provided as consideration for the Warrants issued to MIH Learning pursuant to the Subscription Agreement. MIH Learning has agreed to provide the Services for one year following the Closing, unless earlier terminated by the Issuer upon at least thirty days’ prior written notice of such termination.

MIH Edtech Investments exercised the Option on November 10, 2020 and MIH Learning owns at least 20% of the outstanding Class A common stock following the Closing on a fully-diluted and as-converted basis, making the Strategic Support Agreement effective upon the Closing.

Registration Rights Agreement Joinder

Pursuant to and in connection with the Subscription Agreement, on June 11, 2021, MIH Learning entered into a joinder to the Registration Rights Agreement to become a party to such agreement. As a result of entering into the Registration Rights Agreement Joinder, MIH Learning is subject to the same rights and obligations as set forth in the Registration Rights Agreement, which became effective upon the consummation of the Skillsoft Merger. Pursuant to the Registration Rights Agreement, the Issuer has agreed to provide to stockholders holding at least 5% of the registrable securities then outstanding up to four “demand” long-form registrations, an unlimited number of short-form registrations and customary underwritten offering and “piggyback” registration rights with respect to Class A common stock and warrants to purchase shares of Class A common stock, subject to certain conditions. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the stockholders against certain liabilities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Subscription Agreement
Exhibit 99.2	Strategic Support Agreement
Exhibit 99.3	Registration Rights Agreement Joinder
Exhibit 99.4	Registration Rights Agreement

CUSIP No. 17143G106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 14, 2021

MIH Learning B.V.

By:	/s/ Serge de Reus
	Name:	Serge de Reus
	Title:	Director

Prosus N.V.

By:	/s/ Patrick Kolek
	Name:	Patrick Kolek
	Title:	Group Chief Operating Officer

Naspers Limited

By:	/s/ Patrick Kolek
	Name:	Patrick Kolek
	Title:	Group Chief Operating Officer

CUSIP No. 17143G106

SCHEDULE A

ENTITIES

Entity	Name, state or other place of organization	Address of the principal business and principal office
MIH Learning B.V.	The Netherlands	Symphony Offices, Gustav Mahlerplein 5 1082MS Amsterdam The Netherlands
NNV Holdings B.V.	The Netherlands	Taurusavenue 105 2132LS Hoofddorp The Netherlands
MIH ecommerce Holdings B.V.	The Netherlands	Symphony Offices Gustav Mahlerplein 5 1082 MS Amsterdam The Netherlands
MIH Internet Holdings B.V.	The Netherlands	Symphony Offices, Gustav Mahlerplein 5 1082 MS Amsterdam The Netherlands
Prosus N.V.	The Netherlands	Symphony Offices, Gustav Mahlerplein 5 1082 MS Amsterdam The Netherlands
Naspers Limited	South Africa	Nasionale Pers Sentrum 40 Heerengracht Cape Town South Africa 8001

CUSIP No. 17143G106

SCHEDULE B

DIRECTORS AND OFFICERS

The name, country of citizenship and current principal occupation or employment of each of the Directors and Officers are set forth below.

MIH Learning B.V.

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)
Serge de Reus	The Netherlands	Group Head of Tax, Prosus N.V., Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands
Michal Koniec	Poland	CFO Operations, Grupa OLX Sp. z o.o., 43 Królowej Jadwigi, Poznan, Poland
Kristel Everdien Tijsterman	The Netherlands	Group Tax Director, Prosus N.V., Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands

NNV Holdings B.V.

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)
Serge de Reus	The Netherlands	Group Head of Tax, Prosus N.V., Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands
Jemma Johns	United Kingdom	Vice President People Operations, Prosus N.V., Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands
Leroux Neethling	Singapore	Ventures CFO, MIH Ming He Holdings, Room 2908 29/F, Three Pacific Place, 1 Queen's Road East, Hong Kong
Martin Tschopp	Dual: Switzerland/United States	Ventures CEO, NNV New Ventures Inc, 201 Spear Street, Suite 1650, San Francisco, CA 94105, United States of America

MIH e-commerce Holdings B.V.

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)
Serge de Reus	The Netherlands	Group Head of Tax, Prosus N.V., Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands
Jan Adriaan Emanuel Freeke	The Netherlands	Tax Director, Prosus N.V., Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands
Petrus Jacobus Pretorius Olivier	South Africa	Corporate CFO, MIH e-commerce Holdings (Pty) Ltd, WeWork the Link, 173 Oxford Road, 2196 Rosebank, Johannesburg, South Africa

CUSIP No. 17143G106

MIH Internet Holdings B.V.

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)
Serge de Reus	The Netherlands	Group Head of Tax, Prosus N.V., Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands
Emily Frances Barker	The Netherlands and Australia	Head of Legal – Corporate, Prosus N.V., Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands
Nicolaas Jacobus Marais	South Africa	General Manager Finance, Prosus N.V., Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands
Jaco van der Merwe	The Netherlands	Head of Treasury, Prosus N.V., Symphony Offices, Gustav Mahlerplein 5, 1082 MS Amsterdam, The Netherlands

Prosus N.V.

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)
Bob van Dijk	The Netherlands	Executive director and chief executive: Prosus N.V. and Naspers Limited Taurusavenue 105 2132LS Hoofddorp The Netherlands
Vasileios Sgourdos	Dual: South Africa/Greece	Financial Director and executive director: Prosus N.V. and Naspers Limited 3505-6, 35th Floor Tower 2, Lippo Centre 89 Queensway, Admiralty Hong Kong
Jacobus Petrus Bekker	Dual: South Africa/The Netherlands	Non-executive chair: Prosus N.V. and Naspers Limited 40 Heerengracht Cape Town 8001
Hendrik Jacobus du Toit	Dual: South Africa/United Kingdom	Chief executive: Investec Asset Management and Non-executive director: Prosus N.V. and Naspers Limited 55 Gresham Street London EC2V 7EL United Kingdom
Emilie Choi	United States	Non-executive director, Prosus N.V., 100 Pine St., #1250, San Francisco, CA 94111

CUSIP No. 17143G106

Craig Lawrence Enenstein	United States	Chief executive officer: Corridor Capital and Non-executive director: Prosus N.V. and Naspers Limited 12400 Wilshire Boulevard Suite 645 Los Angeles CA 90025
Manisha Girotra	India	Chief Executive Officer of Moelis India Non-executive director: Prosus N.V. and Naspers Limited Moelis & Company, 1501, Tower 1, One Indiabulls Centre, Elphinstone Road West, Mumbai, 400013, India
Rachel Catharina Cornelia Jafta	South Africa	Professor: Stellenbosch University and Non-executive director: Prosus N.V. and Naspers Limited Dept. Economics Room 516, Schumann Building Bosman Street Stellenbosch 7600
Francis Lehlohonolo Napo Letele	South Africa	Chair: MultiChoice and Non-executive director: Prosus N.V. and Naspers Limited MultiChoice City 144 Bram Fischer Dr Randburg 2194
Debra Meyer	South Africa	Professor: University of Johannesburg (UJ) and Non-executive director: Prosus N.V. and Naspers Limited Faculty of Science C Ring 212 Kingsway Campus Aucklandpark 2006
Roberto Oliveira de Lima	Brazil	Non-executive director: Prosus N.V. and Naspers Limited Taurusavenue 105 2132LS Hoofddorp The Netherlands
Stephan Joseph Zbigniew Pacak	Dual: South Africa/United Kingdom	Non-executive director: Prosus N.V. and Naspers Limited 40 Heerengracht Cape Town 8001
Mark Remon Sorour	South Africa	Executive director and chief investment officer: Prosus N.V. and Naspers Limited 40 Heerengracht Cape Town 8001
Jacobus du Toit Stofberg	Dual: South Africa/United Kingdom	Non-executive director: Prosus N.V. and Naspers Limited Taurusavenue 105 2132LS Hoofddorp The Netherlands
Benedict James van Der Ross	South Africa	Non-executive director: Prosus N.V. and Naspers Limited Taurusavenue 105 2132LS Hoofddorp The Netherlands
Ying Xu	China	President of Wumei Technology Group Non-executive director: Prosus N.V. and Naspers Limited, 158-1 4th West Ring Road, Beijing, China 100142

CUSIP No. 17143G106

Naspers Limited

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a Company)
Jacobus Petrus Bekker	Dual: South Africa/The Netherlands	Non-executive chair: Naspers Limited and Prosus N.V. 40 Heerengracht Cape Town 8001
Bob van Dijk	The Netherlands	Executive director and chief executive: Naspers Limited and Prosus N.V. Taurusavenue 105 2132LS Hoofddorp The Netherlands
Vasileios Sgourdos	Dual: South Africa/Greece	Financial Director: Naspers Limited and Prosus N.V. 3505-6, 35th Floor Tower 2, Lippo Centre 89 Queensway, Admiralty Hong Kong
Mark Remon Sorour	South Africa	Executive director and chief investment officer: Naspers Limited and Prosus N.V. 40 Heerengracht Cape Town 8001
Hendrik Jacobus du Toit	Dual: South Africa/United Kingdom	Chief executive: Investec Asset Management and Non-executive director: Naspers Limited and Prosus N.V. 55 Gresham Street London EC2V 7EL United Kingdom
Craig Lawrence Enenstein	United States	Chief executive officer: Corridor Capital and Non-executive director: Naspers Limited and Prosus N.V. 12400 Wilshire Boulevard Suite 645 Los Angeles CA 90025
Manisha Girotra	India	Chief Executive Officer of Moelis India Non-executive director: Prosus N.V. and Naspers Limited Moelis & Company, 1501, Tower 1, One Indiabulls Centre, Elphinstone Road West, Mumbai, 400013, India
Rachel Catharina Cornelia Jafta	South Africa	Professor: Stellenbosch University and Non-executive director: Naspers Limited and Prosus N.V. Dept. Economics Room 516, Schumann Building Bosman Street Stellenbosch 7600
Francis Lehlohonolo Napo Letele	South Africa	Chair: MultiChoice and Non-executive director: Naspers Limited and Prosus N.V. MultiChoice City 144 Bram Fischer Dr Randburg 2194

CUSIP No. 17143G106

Debra Meyer	South Africa	Professor: University of Johannesburg (UJ) and Non-executive director: Naspers Limited and Prosus N.V. Faculty of Science C Ring 212 Kingsway Campus Aucklandpark 2006
Roberto Oliveira de Lima	Brazil	Non-executive director: Naspers Limited and Prosus N.V. 40 Heerengracht Cape Town 8001
Stephan Joseph Zbigniew Pacak	Dual: South Africa/United Kingdom	Non-executive director: Naspers Limited and Prosus N.V. 40 Heerengracht Cape Town 8001
Jacobus du Toit Stofberg	Dual: South Africa/United Kingdom	Non-executive director: Naspers Limited and Prosus N.V. 40 Heerengracht Cape Town 8001
Benedict James van Der Ross	South Africa	Non-executive director: Naspers Limited and Prosus N.V. Taurusavenue 105 2132LS Hoofddorp The Netherlands
Emilie Choi	United States	President/COO, Coinbase Global Inc Non-executive director: Naspers Limited and Prosus N.V. 100 Pine St., #1250, San Francisco, CA 94111
Ying Xu	China	President of Wumei Technology Group Non-executive director: Prosus N.V. and Naspers Limited 158-1 4th West Ring Road, Beijing, China 100142
Angelien Gertruda Zinnia Kemna	The Netherlands	Non-executive director: Naspers Limited 40 Heerengracht Cape Town 8001